

March 10, 2014

John J. Boucher
President and Chief Executive Officer
ModusLink Global Solutions, Inc.
1601 Trapelo Road, Suite 170
Waltham, MA 02451

> **Re: ModusLink Global Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed October 15, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 29, 2013**
> **File No. 1-35319**

Dear Mr. Boucher:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief